PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

08002942

SEC
Mail Processing
Section

MAY 2 7 2008

Washington DC
100

20th May 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

PROCESSED
JUN 0 2 2008
THOMSON REUTERS

SUPPL

Dear Sirs

Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 20th May 2008.

"Interim Management Statement"
"Chim Sáo *North appraisal well update"*

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 6/2

PremierOil
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Interim Management Statement

20th May 2008

Premier today provides its first Interim Management Statement as required by the UK Listing Authority's Disclosure and Transparency Rules. This statement relates to the period from 1st January 2008, ahead of the 2008 Interim Results which will be announced on Thursday 28th August 2008.

HIGHLIGHTS

- Strong production performance year-to-date. On track to deliver 50,000 boepd target by end 2010.
- Excellent cash generation reinforcing balance sheet strength ahead of significant investment programme. Cash resources at 30th April of $425 million.
- Continuing good progress towards development milestones.
- Successful appraisal of Chim Sáo North in Vietnam announced today.

Simon Lockett, Chief Executive, commented:

"Operationally and financially Premier is making strong progress. We are pleased to report appraisal success in Vietnam and now move to our three well exploration programme."

20th May 2008

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**

Production

Working interest production for the period to 30th April 2008 exceeded expectations averaging 39,200 boepd (2007 FY 35,750 boepd).

Production (boepd)	Period to 30th April 2008	FY 2007
Asia	11.5	12.0
North Sea	11.9	9.9
Middle East/Pakistan	14.9	12.7
West Africa	0.9	1.2
TOTAL	**39.2**	**35.8**

Financial Performance

Cash flows for the year-to-date have benefitted from strong oil and gas prices with oil production sold at an average of $99.8 per barrel (2007 FY 72.3) closely in line with Brent crude pricing. Average year-to-date realisations for our respective gas sales into the Singapore and Pakistan gas markets were as follows:

	Period to 30th April 2008 $/mcf	2007 FY $/mcf
Singapore	14.8	11.3
Pakistan	3.3	3.0

As at 30th April 2008, Premier had an estimated cash position of $425 million (31st December 2007 - $332 million) and a net cash position of $170 million (31st December 2007 - $79 million). Cash balances, together with undrawn bank facilities and ongoing cashflow, fully fund an estimated $1 billion of development capex over the three year period 2008 to 2010.

Developments

Premier is set to exceed its production target of 50,000 boepd by the end of 2010 from existing assets alone. As previously announced, good progress has been made in the early months of 2008 with the signing of gas contract agreements and various project approvals in respect of our Gajah Baru and Alur Siwah (Indonesia) gas developments and our Chim Sáo oil development in Vietnam. Final development approvals for all three projects are anticipated during the course of 2008.

Exploration and Appraisal Updates

Vietnam

We have separately announced this morning the successful drilling and testing of the Chim Sáo North appraisal well (12W-CS-2X) on Block 12W in Vietnam.

The target Middle Dua sand sequence was encountered as prognosed and following successful coring of the reservoir and wireline logging operations, two reservoir zones were drill stem tested.

The first zone tested flowed oil at a sustained rate of 1650 barrels of oil per day ("bopd") plus 1.4 million standard cubic feet of gas per day ("mmscfd"). The second zone tested flowed oil at a sustained rate of 2680 bopd plus 2.1 mmscfd. No water was produced on either test. The well will be suspended as a future producer and the rig Wilboss will move to the Chim Ung prospect (formerly known as Falcon).

Congo

Subject to final signature, we have assigned a 27% participating interest in the Congo Marine Block IX PSC to a third party. The assignment, which is subject to Congo government approval, will result in a carry of Premier's costs for two exploration wells to be drilled on the licence. Premier is planning to drill its first well on Marine Block IX in Q4 2008 or early 2009, subject to partner approval and rig availability.

Premier will retain a 31.5% operated interest in the PSC, with Ophir Energy (31.5%) and Société National des Pétroles du Congo "SNPC" (10%).

Current Programme

Following the successful Chim Sáo North appraisal well our Vietnam programme will continue with further exploration wells including the Chim Ung and Chim Cong prospects.

The Al-Amir well in Egypt is currently drilling ahead and expected to reach target depth later this month. In the event of success a follow-on well is planned immediately thereafter.

The Monte Cristo prospect in the Philippines, in which Premier has a carried 21% interest, is expected to spud later this month.

The Bream appraisal well in Norway has been delayed by extended operations on a preceding well and is now expected to spud in late July.

Premier is in the final stages of a farm-out to a third party on Licence P1177, Block 21/7b in the UK sector. Premier will reduce its 87.5% interest in P1177 to 30% in return for a carry to drill the 40 mmbbls Typhoon prospect. The well is planned for late 2008 or early 2009.

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier" or "the Company")

Chim Sáo North appraisal well update

Vietnam

Premier Oil is pleased to announce it has successfully completed drilling and testing of the Chim Sáo North appraisal well (12W-CS-2X) on Block 12W in Vietnam.

The target Middle Dua sand sequence was encountered as prognosed. Following successful coring of the reservoir and wireline logging operations, two reservoir zones were drill stem tested.

The first zone tested flowed oil at a sustained rate of 1650 barrels of oil per day ("bopd") plus 1.4 million standard cubic feet of gas per day ("mmscfd") on a 40/64th inch choke. The second zone tested flowed oil at a sustained rate of 2680 bopd plus 2.1 mmscfd on a 48/64th inch choke. No water was produced on either test.

The well will be suspended as a future producer and the rig Wilboss will move to the Chim Ung prospect (formerly known as Falcon).

Premier is the operator of Block 12W with a 37.5% interest. Premier's partners in the block are Santos (37.5%) and Delek Energy (25%). The Chim Sáo field was discovered by Premier in 2006. Chim Sáo is being progressed for development with first oil anticipated in mid 2010.

Simon Lockett, Premier's Chief Executive, commented:

"This further success in Vietnam is an important result as we progress the Chim Sáo development to final sanction. We now commence our three well exploration campaign on Block 12W to include the drilling of the high-impact Chim Ung and Chim Cong prospects."

20th May 2008

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

END